United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

Commission File Number: 0-31983

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Garmin International, Inc. 401(k) and Pension Plan

c/o Garmin International, Inc.

1200 East 151st Street

Olathe, KS 66062

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Garmin Ltd.

Mühlentalstrasse 2

8200 Schaffhausen

Switzerland

Garmin International, Inc.

401(k) and Pension Plan

Financial Statements and

Supplemental Schedules

December 31, 2011 and 2010, and the

Years Ended December 31, 2011 and 2010

Exhibits

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator

Garmin International, Inc. 401(k) and Pension Plan

Olathe, Kansas

We have audited the accompanying statements of net assets available for benefits of the Garmin International, Inc. 401(k) and Pension Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years ended December 31, 2011 and 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years ended December 31, 2011 and 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) and delinquent participant contributions as of and for the year ended December 31, 2011 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

Leawood, Kansas

June 12, 2012

1

GARMIN INTERNATIONAL, INC. 401(k) AND PENSION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2011 and 2010

	2011	2010
Assets
Cash and cash equivalents	$36,220	$3,118

Investments at fair value:
Mutual funds	215,274,058	192,985,623
Stable value fund	10,989,447	7,917,518
Self directed brokerage accounts	2,470,457	-
Garmin employer stock	23,608,444	19,412,938
	252,342,406	220,316,079

Receivables:
Participant contributions	536,659	504,563
Employer contributions	709,030	642,753
Notes receivable from participants	3,174,014	2,758,376
Plan note receivable interest payments	4,411	4,114
Total receivables	4,424,114	3,909,806

Total Assets	256,802,740	224,229,003

Net assets reflecting all investments at fair value	256,802,740	224,229,003

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(383,253)	(286,172)

Net assets available for benefits	$256,419,487	$223,942,831

See accompanying notes.

2

GARMIN INTERNATIONAL, INC. 401(k) AND PENSION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2011 and 2010

	2011	2010
Additions
Investment income:
Net appreciation in fair value of investments	$-	$21,849,410
Dividends and interest from investments	6,853,782	4,602,193
Total investment income	6,853,782	26,451,603

Interest on notes receivable from participants	120,952	115,297

Contributions:
Participant	16,728,904	15,281,087
Employer	20,019,516	17,704,116
Rollover	2,324,315	2,595,357
Total contributions	39,072,735	35,580,560

Total additions	46,047,469	62,147,460

Deductions
Net depreciation in fair value of investments	5,191,124	-
Benefits paid to participants	8,260,529	5,758,290
Fees	119,160	130,445

Total deductions	13,570,813	5,888,735

Net increase	32,476,656	56,258,725

Net assets available for benefits:
Beginning of year	223,942,831	167,684,106

End of year	$256,419,487	$223,942,831

See accompanying notes.

3

Garmin International, Inc.

401(k) and Pension Plan
Notes to Financial Statements

1. Description of the Plan

The Garmin International, Inc. 401(k) and Pension Plan (the Plan) is a contributory defined contribution plan available to full-time employees of Garmin International, Inc. (the Company), a wholly owned subsidiary of Garmin Ltd. Employees must be 21 years of age or older to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligible employees of the Company are immediately able to make deferral contributions to the Plan. Once eligible employees have completed three months of service with the Company, they begin receiving employer match and pension contributions on either January 1 or July 1 following fulfillment of the service requirement. Eligible employees may contribute up to 50% of their annual compensation subject to Internal Revenue Code (the Code) maximum limitations. Participants are allowed to designate contributions as traditional (pre-tax) or Roth (after tax) contributions. The Company matches 75% of an employee’s contributions up to 10% of the employee’s compensation.

Participants become fully vested in employer matching contributions to the Plan after five years of continuous service. The vesting percentages are as follows: 0% through one year of service, 20% after one year, 40% after two years, 60% after three years, 80% after four years, and 100% after five years of continuous service.

For the years ended December 31, 2011 and 2010, the pension contribution was a 100% employer contribution equal to 2% of each eligible participant’s base salary. Participants became fully vested in pension contributions and any other discretionary profit-sharing contributions after six years of continuous service. The vesting percentages are as follows: 0% through two years of service, 20% after two years, 40% after three years, 60% after four years, 80% after five years, and 100% after six years. If a participant is not enrolled in the Plan, these contributions are invested in a default account in the participant’s name.

The nonvested portions of terminated participants’ account balances are forfeited, and such forfeitures serve to reduce future employer contributions and pay Plan administrative fees. The Plan used $511,468 and $775,118 in forfeiture funds to reduce employer contributions in 2011 and 2010, respectively. Additionally, the Plan used $49,337 and $93,686 in forfeitures to fund administrative fees in 2011 and 2010, respectively. The Plan retained $213,879 and $133,981 in forfeitures in 2011 and 2010, respectively.

Certain other discretionary employer contributions to the Plan are at the sole discretion of the Company’s Board of Directors.

4

Garmin International, Inc.

401(k) and Pension Plan
Notes to Financial Statements

1. Description of the Plan (continued)

During 2010, the Company restated the Plan because T. Rowe Price, the trust company holding the Plan’s assets, completed a prototype document update as required by the Economic Growth Tax Reconciliation Relief Act of 2001 (EGTRRA).

Effective January 1, 2010, the Plan adopted an amendment permitting ADP Safe Harbor Contributions. The Company will make mandatory ADP Safe Harbor Non-Elective Contributions at 3% of eligible employees’ compensation. Employees’ compensation is defined in the Safe Harbor Code §415 Compensation. To be eligible employees must be at least 21 years of age and have completed at least 3 months of service with the Company. The contributions begin on January 1 or July 1 following the completion of the service requirement. Participants are 100% vested in the Safe Harbor contributions at the time of eligibility. The Safe Harbor contributions may not be distributed in the event of hardship or while in service if under 59 1/2 years of age. Participants are immediately 100% vested in the 3% safe harbor contribution.

During 2010, the Plan was amended for updates to the Heroes Earnings Assistance and Relief Tax Act of 2008 (“HEART” Act).  This provides additional benefits to individuals who are absent from work due to duty in uniformed military service.

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and, (b) plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Under provisions of the Plan, participants direct the investment of their contributions into one or more of the investment accounts available.

Participants may borrow from the Plan in the form of a participant note receivable. The note receivable is limited to the amount the participant may borrow without the note receivable being treated as a taxable distribution. The note receivable and any outstanding note receivable balance may not be more than 50% of the participant’s vested account balance, not including discretionary profit-sharing contributions or merged Garmin International, Inc. pension contribution balances, or $50,000, whichever is less. The vested account provides the security for the note receivable, and the participant’s account may not be used as security for a note receivable outside of the Plan. Additionally, note receivables must be repaid with interest within five years from the date of the note receivable unless the note receivable is used to buy the participant’s principal residence. The note receivable may be repaid before it is due. Participant notes receivable are valued at their unpaid principal balance plus accrued but unpaid interest.

5

Garmin International, Inc.
401(k) and Pension Plan
Notes to Financial Statements

1. Description of the Plan (continued)

Upon termination of employment with the Company, participants have various options for receiving payment of their benefits. If the participant’s balance is greater than $5,000 the participant may choose between a lump sum distribution or to receive payment in installments (monthly, quarterly, semi-annual or annual payments). If the participant’s balance is less than $5,000 a lump sum distribution is required. A lump sum distribution may be made in the form of a rollover IRA or cash. If the participant’s balance is less than $1,000 the lump sum distribution must be in cash.

Although the Company has not expressed any intent to do so, it has the right under the plan provisions to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their benefits. Additional information about the Plan and its vesting and withdrawal provisions is contained in the Summary Plan Description, Garmin International, Inc. 401(k) and Pension Plan. Copies of the Summary Plan Description are available from the plan administrator.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies of the Plan.

Basis of Accounting

The financial statements are prepared using the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds, common stock, and Garmin stock are valued at the closing price reported on the active market on which the individual securities are traded at year-end. The fair value of the participation units in the common collective trust is based on quoted redemption values on the last business day of the Plan’s year-end.

As described in FASB ASC 962-205, investment contracts held by defined contribution plans are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (T. Rowe Price Stable Value Fund), which is fully benefit-responsive. As required by FASB ASC 962-205, the statements of net assets available for benefits present the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan's interest in the T. Rowe Price Stable Value Fund is based on information reported by the issuer of the common collective trust at year-end. The contract value of the T. Rowe Price Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

6

Garmin International, Inc.
401(k) and Pension Plan
Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Recently Issued Accounting Pronouncements

Fair Value Disclosures - In January 2010, the Financial Accounting Standards Board (“FASB”) issued guidance which expanded the required disclosures about fair value measurements. This guidance requires information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements and is effective for fiscal years beginning after December 15, 2010. Net assets available for benefits and changes in net assets available for benefits of the Plan were not affected by the adoption of the new guidance.

Fair Value Measurements - In May 2011, the FASB issued guidance which amends Accounting Standards Codification (“ASC”) 820. This guidance requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, it provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The guidance requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The Company is currently evaluating the impact that this guidance will have on the Plan’s financial statement disclosures.

7

Garmin International, Inc.

401(k) and Pension Plan
Notes to Financial Statements

3. Investments

The fair value of individual investments that represent five percent or more of the Plan’s net assets is as follows:

	December 31
	2011	2010
Fair value as determined by quoted market price:
Garmin Ltd. Common Stock	$23,608,444	$19,412,938
Oakmark Equity and Income Fund	13,687,726	13,045,582
T. Rowe Price Growth Stock Fund	*	11,219,083
T. Rowe Price Retirement 2020 Fund	13,103,677	12,359,382
T. Rowe Price Retirement 2030 Fund	20,104,069	18,250,111
T. Rowe Price Retirement 2040 Fund	38,378,232	32,538,791
Vanguard Institutional Index Fund	14,070,597	12,227,444

* At December 31, 2011, the value of this fund was not five percent or more of the Plan’s net assets.

The Plan’s investments were held by T. Rowe Price Trust Company at December 31, 2011 and 2010. During 2011 and 2010, the Plan’s investments (including investments bought and sold, as well as held, during the year) appreciated (depreciated) in fair value by $(5,191,124) and $21,849,410, as presented in the following table:

	Years Ended December 31
	2011	2010
Mutual Funds	$(10,564,313)	$21,792,990
Self Directed Brokerage Accounts	35,894	-
Garmin Ltd. Common Stock	5,337,295	56,420
	$(5,191,124)	$21,849,410

4. Fair Value Measurements

FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1                Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

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Garmin International, Inc.
401(k) and Pension Plan
Notes to Financial Statements

4. Fair Value Measurements (continued)

Level 2                Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in inactive markets; inputs other than quoted market prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011 and 2010.

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Target Date Funds	$83,470,123	$-	$-	$83,470,123
Growth Funds	41,188,956	-	-	41,188,956
Value Funds	35,234,255	-	-	35,234,255
Moderate Funds	33,612,527	-	-	33,162,527
Bond Funds	13,352,512	-	-	13,352,512
Emerging Market Funds	5,301,674	-	-	5,301,674
REIT Funds	3,114,011	-	-	3,114,011
Stable Value Fund	-	10,989,447	-	10,989,447
Self Directed Brokerage Accounts:
Common Stocks	1,062,431	-	-	1,062,431
Mutual Funds	1,408,026	-	-	1,408,026
Garmin Ltd. Common Stock	23,608,444	-	-	23,608,444

Total investments at fair value	$241,352,959	$10,989,447	$-	$252,342,406

9

Garmin International, Inc.

401(k) and Pension Plan
Notes to Financial Statements

4. Fair Value Measurements (continued)

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Target Date Funds	$71,462,323	$-	$-	$71,462,323
Growth Funds	39,306,375	-	-	39,306,375
Value Funds	32,602,072	-	-	32,602,072
Moderate Funds	29,963,102	-	-	29,963,102
Bond Funds	10,512,779	-	-	10,512,779
Emerging Market Funds	6,502,516	-	-	6,502,516
REIT Funds	2,636,456	-	-	2,636,456
Stable Value Fund	-	7,917,518	-	7,917,518
Garmin Ltd. Common Stock	19,412,938	-	-	19,412,938

Total investments at fair value	$212,398,561	$7,917,518	$-	$220,316,079

5. Net Asset Value (“NAV”) Per Share

In accordance with Accounting Standards Update (“ASU”) No. 2009-12, the Plan expanded its disclosures to include the category, fair value, unfunded commitments, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the net asset value per share as of December 31, 2011 and 2010.

The following table for December 31, 2011 and 2010 sets forth a summary of the Plan’s investments with a reported NAV.

Investments	Fair Value* 12/31/2011	Fair Value* 12/31/2010	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Stable value fund (a)	$10,989,447	$7,917,518	$-	Daily	12 or 30 months

* The fair values of the investments have been estimated using the net asset value of the investment.

(a) See note 2 for further details on the stable value fund.

10

Garmin International, Inc.
401(k) and Pension Plan
Notes to Financial Statements

6. Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008, stating that the form of the Plan is qualified under Section 401 of the Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2007-6 and Announcement 2001-77, the plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. Although, the Plan has been amended since receiving the opinion letter, the Plan Administrative Committee/Plan Administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

7. Transactions with Parties-in-interest

The Company pays certain administrative costs and provides certain accounting and administrative services to the Plan for which no fees are charged. Certain Plan investments are shares of mutual funds and units in a common collective trust managed by the Trustee of the Plan. Fees paid by the Plan for administrative and recordkeeping services amounted to $12,705 and $33,150 for the years ended December 31, 2011 and 2010, respectively.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

11

Garmin International, Inc.

401(k) and Pension Plan
Notes to Financial Statements

9. Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$256,419,487	$223,942,831
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	383,253	286,172

Net assets available for benefits per Schedule H of the Form 5500	$256,802,740	$224,229,003

The following is a reconciliation of net increase per the financial statements to Form 5500:

	Years Ended December 31,
	2011	2010
Net increase per financial statements	$32,476,656	$56,258,725
Change in adjustment from contract value to fair value for fully benefit- responsive investment contracts	97,081	115,548
Net increase per Schedule H of the Form 5500	$32,573,737	$56,374,273

10. Delinquent Participant Contributions

Defined contribution plans are required to remit employee contributions to the Plan as soon as they can be reasonably segregated from the employer’s general assets.  While the Company remitted all employee contributions to the Plan, contributions of $613,300 and $1,182,362 were not remitted within the required time period for the years ended December 31, 2011 and 2010, respectively. The Company has remitted these delinquent employee contributions and is in process of remitting any lost earnings as a result.

11. Subsequent Events

The Company monitors significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued.  All subsequent events of which we are aware were evaluated through the filing date of this Form 11-K.

12

Garmin International, Inc.
401(k) and Pension Plan
Notes to Financial Statements

11. Subsequent Events (continued)

In 2011, Garmin acquired Tri-Tronics, Inc.  As a result of the acquisition, subsequent to December 31, 2011, the assets of the Tri-Tronics, Inc. 401(k) Savings Plan were transferred into the Plan in the amount of $2,760,000. In March of 2012, Garmin acquired a company subsequently known as Garmin Santa Cruz, Inc. Employees of this organization are ineligible to participate in the Plan. Also during 2012, the Plan was subsequently amended to change the definition of compensation.

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GARMIN INTERNATIONAL, INC. 401(k) AND PENSION PLAN

SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT
CONTRIBUTIONS

Year Ended December 31, 2011

EIN 48-1088407

Plan #

001

	Participant Contributions Transferred Late to the Plan	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under Voluntary
	Check Here If Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Fiducary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51
2010	X			$1,182,362
2011	X			$613,300

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GARMIN INTERNATIONAL, INC. 401(k) AND PENSION PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(Held at End of Year)

December 31, 2011

EIN 48-1088407

Plan # 001

	Description	Number
	of	of Shares		Fair
Identity of Issuer	Investment	or Units	Cost (1)	Value
Allianz NFJ Small Cap Value Index Fund	Mutual Fund	56,939		$1,661,477
Amer Beac Small Cap Val Inst Fund	Mutual Fund	17,696		336,409
Columbia Acorn Fund	Mutual Fund	321,686		8,865,656
Garmin Ltd. Common Stock*	Company Stock	593,028		23,608,444
JP Morgan International Value Fund	Mutual Fund	323,997		3,648,202
Lazard Emerging Markets Portfolio Fund	Mutual Fund	315,576		5,301,674
Oakmark Equity and Income Fund	Mutual Fund	506,016		13,687,726
Old Mutual Real Estate Fund	Mutual Fund	352,663		3,114,011
Oppenheimer International Growth Fund	Mutual Fund	252,646		6,447,533
PIMCO Total Return Institutional Fund	Mutual Fund	734,056		7,979,186
T. Rowe Price Equity Income Fund*	Mutual Fund	478,200		11,027,284
T. Rowe Price Growth Stock Fund*	Mutual Fund	367,972		11,712,555
T. Rowe Price Mid-Cap Growth Fund*	Mutual Fund	202,179		10,660,909
T. Rowe Price Mid-Cap Value Fund*	Mutual Fund	310,724		6,646,392
T. Rowe Price New Income Fund*	Mutual Fund	555,096		5,373,326
T. Rowe Price Prime Reserve Fund*	Mutual Fund	7,784,305		7,784,305
T. Rowe Price Retirement 2005 Fund*	Mutual Fund	10,941		122,321
T. Rowe Price Retirement 2010 Fund*	Mutual Fund	154,708		2,323,716
T. Rowe Price Retirement 2015 Fund*	Mutual Fund	80,551		932,779
T. Rowe Price Retirement 2020 Fund*	Mutual Fund	823,613		13,103,677
T. Rowe Price Retirement 2025 Fund*	Mutual Fund	206,476		2,390,992
T. Rowe Price Retirement 2030 Fund*	Mutual Fund	1,215,482		20,104,069
T. Rowe Price Retirement 2035 Fund*	Mutual Fund	141,654		1,651,686
T. Rowe Price Retirement 2040 Fund*	Mutual Fund	2,316,127		38,378,232
T. Rowe Price Retirement 2045 Fund*	Mutual Fund	146,715		1,618,264
T. Rowe Price Retirement 2050 Fund*	Mutual Fund	236,914		2,191,458
T. Rowe Price Retirement 2055 Fund*	Mutual Fund	71,436		652,929
T. Rowe Price Retirement Income Fund*	Mutual Fund	40,376		522,870
T. Rowe Price Small-Cap Value Fund*	Mutual Fund	119,785		4,130,186
T. Rowe Price Stable Value Fund*	Common Trust	10,606,194		10,989,447
Van Kampen Small Cap Growth	Mutual Fund	357,378		3,502,303
Vanguard Institutional Index Fund	Mutual Fund	122,310		14,070,597
Vanguard Mid Cap Index Signal Fund	Mutual Fund	108,387		3,048,924
Vanguard Small Cap Index Signal Fund	Mutual Fund	75,878		2,282,410
Self Directed Brokerage Accounts	Brokerage Accounts	2,470,457		2,470,457
				252,342,406
Participant Notes Receivable, interest rates from 3.75% to 8.75%, maturities through February 21, 2041*	Participant Notes Receivable			3,174,014
				$255,516,420

(1) Cost information was omitted for Plan assets which are participant directed.

*Indicates party-in-interest to the Plan.

15

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GARMIN INTERNATIONAL, INC. 401(k) AND PENSION PLAN

By	/s/ Kevin Rauckman
Kevin Rauckman
Chief Financial Officer
Garmin International, Inc.

Dated: June 12, 2012

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